101 South Queen Street Martinsburg, West Virginia 25401 (304) 263-0836		333 West Vine Street, Suite 1700 Lexington, Kentucky 40507-1639 (859) 252-2202

7000 Hampton Center Morgantown, West Virginia 26505 (304) 285-2500		480 West Jubal Early Drive Suite 130 Winchester, Virginia 22601 (540) 723-8877
600 Quarrier Street
Charleston, West Virginia 25301

2400 Cranberry Square
5th Floor, United Square	Post Office Box 1386	Morgantown, West Virginia 26508
501 Avery Street	Charleston, West Virginia 25325-1386	(304) 594-1000
Parkersburg, West Virginia 26101	(304) 347-1100
(304) 485-8500
www.bowlesrice.com

Sandra M. Murphy	November 24, 2008
Telephone — (304) 347-1131		E-Mail Address:
Facsimile — (304) 343-3058		smurphy @bowlesrice. com
Kevin Vaughn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	United Bankshares, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 7, 2008 File No. 002-86947
Dear Mr. Vaughn:
          On behalf of United Bankshares, Inc. (“United), enclosed are copies of revised pages 9-13 of United’s Preliminary Revised Proxy Statement. These changes reflect comments we received from the Securities Exchange Commission on Friday, November 21, 2008, and have been black-lined to show our changes.
          In addition, in response to the SEC’s request, we have moved the incorporation by reference section from page 6 to page 29 of the document. In addition, we have reworded the first proposal to reflect the increase in the Company’s authorized capital stock resulting from the authorization to issued preferred shares.
          Thank you for your attention to this matter. Should you have any further questions or comments, please do not hesitate to contact the undersigned.
Very truly yours,
/s/ Sandra M. Murphy
Sandra M. Murphy
SMM/jam
Enclosures
cc:     Richard M. Adams

Potential Effects on Liquidity and Financial Statements
Overview
     United places great emphasis on maintaining a proper relationship between capital and total assets to support growth and sustain earnings. As of September 30, 2008, United and its banking subsidiaries exceeded regulatory capital requirements for well-capitalized financial institutions. We believe that we have sufficient liquidity to meet our anticipated funding needs even if our application for the Capital Purchase Program is not approved by the Treasury. However, to the extent that the shareholders do not approve the proposed amendment to our Articles of Incorporation described in this Proxy Statement, or if the Treasury does not approve our application to participate in the Capital Purchase Program, our access to capital and credit markets could be adversely impacted and could become more costly.
     In managing our balance sheet, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Recently, the volatility and disruption in the capital and credit markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access certain sources of funding on satisfactory terms may be disrupted, which may adversely affect our capital costs and, in turn, our liquidity. In light of this uncertainty and volatility, United believes that participation in the Capital Purchase Program would help position United to remain strong through this market disruption.
Pro Forma Financial Information
     The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007, in the case of the statement of income data, and September 30, 2008, in the case of the balance sheet and capital ratio data.
•	The issuance of $65,760,000 (minimum estimated proceeds) or $197,279,000 (maximum estimated proceeds) of preferred stock to the Treasury under the Capital Purchase Program.

•	The issuance of warrants to purchase 330,000 shares of United common stock (minimum estimated warrants to be issued) or warrants to purchase 989,000 shares of United common stock (maximum estimated warrants to be issued), assuming a purchase price of $29.92 per share (trailing 20-day United average share price as of November 14, 2008).

•	The investment of the proceeds of the Capital Purchase Program in government sponsored enterprise (GSE) securities with a projected before-tax yield of 5%.
     We present two sets of unaudited pro forma consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present two sets of unaudited pro forma condensed consolidated income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. In each presentation we provide adjustments to historical data based on both (i) an assumption that we receive the minimum estimated proceeds from the sale of preferred stock and issue the minimum number of warrants under the Capital Purchase Program,

United Bankshares, Inc.
Pro Forma Consolidated Balance Sheet Data and Capital Ratios
(In Thousands)

	As of September 30, 2008
	(unaudited)
		Minimum (1%)		Maximum (3%)
	Actual	As Adjusted (l)		As Adjusted (2)
Cash and cash equivalents	$224,478	$224,478		$224,478
Investments	1,377,677	1,443,437	(3)	1,574,956	(3)
Loans, net of unearned income	5,911,618	5,911,618		5,911,618
Allowance for loan losses	57,556	57,556		57,556
Total assets	8,095,553	8,161,313		8,292,832
Deposits	5,504,471	5,504,471		5,504,471
Borrowings	1,747,097	1,747,097		1,747,097
Shareholders’ equity	$773,109	$838,869	(4)	$970,388	(4)

Tier 1 capital	$654,745	$720,505		$852,024
Risk based capital	722,933	788,693		920,212
Risk weighted assets	6,575,990	6,589,142	(3)	6,615,446	(3)
Average assets (QTR less intangibles)	$7,733,047	$7,798,807		$7,930,326
Tier 1 capital ratio	9.96%	10.93%		12.88%
Risk based capital ratio	10.99%	11.97%		13.91%
Leverage ratio	8.47%	9.24%		10.74%

(1)	Assumes the estimated minimum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($65,760~~59~~,000).

(2)	Assumes the estimated maximum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($197,279,000).

(3)	Assumes proceeds of the preferred stock issuance are invested in GSE securities.

(4)	The minimum and maximum proceeds ($65,760,000 and $197,279,000. respectively) from the sale of preferred shares represent the increase in shareholders’ equity. The proceeds would be allocated between preferred stock and warrants based on their relative values on the issue date. The fair value of the warrants would be determined using the Black-Scholes model which includes assumptions regarding our common stock price, dividend yield, and stock price volatility as well as assumptions regarding the risk-free interest rate. Under the minimum and maximum proceeds assumptions, the relative fair value of the warrants was estimated to be $3,936,000 and $11,809,000. respectively. The preferred stock would be valued by discounting the future cash flows by a prevailing market rate that a similar security would receive at issuance (currently estimated at 10%). Under the minimum and maximum proceeds assumptions, the relative fair value of the preferred stock was estimated to be $61.824.000 and S185.470.000. respectively. A discount equal to the relative fair value of the warrants would be recognized on the issuance of the preferred stock. The discount would be accreted back to the par value of the preferred stock on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance.
[BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

United Bankshares, Inc.
Pro Forma Condensed and Consolidated Statements of Income
Pro Forma Impact of Minimum and Maximum Estimated Proceeds and Warrants
(In Thousands, except per share data)

	Nine Months Ended September 30, 2008
	(unaudited)
		Minimum (1%)		Maximum (3%)
	Actual	As Adjusted (l)		As Adjusted (2)
Interest income	$326,725	$329,191	(3)	$334,123	(3)
Interest expense	137,158	137,158		137,158

Net interest income	189,567	192,033		196,965
Provision for credit losses	12,948	12,948		12,948

Net interest income after provision for credit losses	176,619	179,085		184,017

Noninterest income	48,123	48,123		48,123
Noninterest expense	124,473	124,473		124,473

Income before income taxes	100,269	102,735		107,667
Income taxes	29,834	30,568	(4)	32,035	(4)

Net income	$70,435	$72,167		$75,632

Effective dividend on preferred stock	—	2,985	(5)	9,056	(5)

Net income available to common shareholders	$70,435	$69,182		$66,576

Earnings per share:
Basic	1.63	1.60		1.54
Diluted	1.62	1.59		1.53

Average outstanding shares:
Basic	43,262,926	43,262,926		43,262,926
Diluted	43,418,755	43,418,755	(6)	43,418,755	(6)

(1)	Assumes the estimated minimum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($65,~~759~~760,000), as well as the estimated minimum number of warrants issued (330,000).

(2)	Assumes the estimated maximum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($197,279,000), as well as the estimated maximum number of warrants issued (~~992~~989,000).

(3)	Assumes proceeds of the preferred stock issuance are invested in GSE securities with a before-tax yield of 5%.

(4)	Includes additional income tax expense attributable to the interest income from the investment of the proceeds.

(5)	Includes dividends paid at 5% on the preferred stock and accretion of the discount recorded at issuance.

(6)	Includes the increase in diluted shares outstanding, if any, of the warrants issued to the Treasury.
[BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

United Bankshares, Inc.
Pro Forma Condensed and Consolidated Statements of Income
Pro Forma Impact of Minimum and Maximum Estimated Proceeds and Warrants
(In Thousands, except per share data)

	Year Ended December 31, 2007
		Minimum (1%)		Maximum (3%)
		As Adjusted (l)		As Adjusted (2)
	Actual	(unaudited)		(unaudited)
Interest income	$438,729	$442,017	(3)	$448,593	(3)
Interest expense	213,310	213,310		213,310

Net interest income	225,419	228,707		235,283
Provision for credit losses	5,330	5,330		5,330

Net interest income after provision for credit losses	220,089	223,377		229,953

Noninterest income	57,749	57,749		57,749
Noninterest expense	147,929	147,929		147,929

Income before income taxes	129,909	133,197		139,773
Income taxes	39,235	40,228	(4)	42,214	(4)

Net income	$90,674	$92,969		$97,559

Effective dividend on preferred stock	—	4,025	(5)	11,941	(5)

Net income available to common shareholders	$90,674	$88,944		$85,618

Earnings per share:
Basic	2.16	2.12		2.04
Diluted	2.15	2.11		2.02

Average outstanding shares:
Basic	41,901,422	41,901,422		41,901,422
Diluted	42,222,899	42,251,432	(6)	42,308,496	(6)

(1)	Assumes the estimated minimum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($65,~~759~~ 760,000), as well as the estimated minimum number of warrants issued (330,000).

(2)	Assumes the estimated maximum net proceeds from the issuance of preferred stock under the Capital Purchase Program ($197,279,000), as well as the estimated maximum number of warrants issued (~~992~~989,000).

(3)	Assumes proceeds of the preferred stock issuance are invested in GSE securities with a before-tax yield of 5%.

(4)	Includes additional income tax expense attributable to the interest income from the investment of the proceeds.

(5)	Includes dividends paid at 5% on the preferred stock and accretion of the discount recorded at issuance.

(6)	Includes the increase in diluted shares outstanding, if any, of the warrants issued to the Treasury.

16